Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES SUCCESSFUL COMPLETION OF SUBSTANTIAL ISSUER BID, EXTENDING RECORD OF CAPITAL RETURNS

VANCOUVER, B.C., June 7, 2022 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has taken up and purchased for cancellation a total of 11,898,205 common shares (“Shares”) at a price of US$95.00 per Share under its substantial issuer bid (“SIB”) for an aggregate purchase price of approximately US$1.130 billion.

The Shares purchased represent approximately 11.7% of the total number of West Fraser’s issued and outstanding Shares and Class B shares at the time the SIB was announced in late April 2022. After giving effect to the SIB, West Fraser will have 87,473,547 Shares and 2,281,478 Class B shares issued and outstanding. No Class B shares were purchased under the SIB.

“We are pleased to have successfully completed our second Substantial Issuer Bid, furthering our track record of returning significant capital to our shareholders. While we were able to return more than US$1.1 billion to participating shareholders, the fact that the tender offer was not oversubscribed suggests that many of our shareholders still see considerable upside value in our shares,” said Ray Ferris, President & CEO, West Fraser. “West Fraser’s capital allocation priorities aim to balance disciplined investing with returning capital to shareholders, all while maintaining our financial flexibility. By executing strategic share repurchases at a price below our estimate of intrinsic value, we are confident that we will be able to create significant, long-term value for our shareholders. Given our strong balance sheet, we will continue to look for additional opportunities to effectively deploy our capital as we execute on our strategic objectives, benefit from the resilience of our product and geographic diversity and provide our customers with the type of wood-based building products that we expect will be important contributors to a low-carbon economy.”

Since the completion of the Norbord acquisition in February 2021, the Company has repurchased 33,542,183 Shares through the completion of two SIBs as well as normal course issuer bids, representing approximately 27.2% of the total Shares and Class B shares outstanding at the time of the acquisition of Norbord for an aggregate total of approximately US$2.812 billion. Over the same period, West Fraser has returned approximately US$112 million to shareholders through dividends, for a total of approximately US$2.924 billion in capital returned to shareholders through buybacks and dividends.

All shareholders who made auction tenders and purchase price tenders will have 100% of their successfully tendered Shares purchased by West Fraser at the purchase price.

Payment for the Shares accepted for purchase under the SIB will be effected by Computershare by June 9, 2022 in accordance with the SIB and applicable law. The Company expects to be eligible to recommence purchases under its normal course issuer bid (“NCIB”) after all Shares accepted for purchase under the SIB have been taken up. In connection with the recommenced NCIB and subject to TSX approval, West Fraser will enter into an automatic share purchase plan with its broker, which will enable West Fraser to provide standard instructions and purchase Shares on the open market during self-imposed blackout periods. Outside of these blackout periods, Shares may be purchased in accordance with management’s discretion.

For Canadian federal income tax purposes, a deemed dividend arises on the repurchase of Shares under the SIB. To assist shareholders in determining the Canadian tax consequences of the SIB, West Fraser has determined that for the purposes of the Income Tax Act (Canada), the paid-up capital per Share is C$17.49. West Fraser designates the entire amount of the deemed dividend arising from its repurchase of the Shares under the SIB as an “eligible dividend” for purposes of the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation.

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share is US$79.95.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated April 26, 2022, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.com.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell West Fraser’s shares.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including statements relating to the SIB, including the timing of payment of the purchased Shares under the SIB, the creation of long-term value for shareholders through the repurchase of shares at below our estimate of intrinsic value, additional opportunities to deploy capital as we execute on our strategic objectives, the timing of share purchases under the NCIB and the automatic share purchase plan and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

shareholder@westfraser.com